Exhibit 5.1

March 22, 2021

Illumina, Inc.

5200 Illumina Way

San Diego, California 92122

Ladies & Gentlemen:

We have acted as special counsel to Illumina, Inc., a Delaware corporation (the “Company”), and are rendering this opinion in connection with the registration by the Company under the Securities Act of 1933, as amended (the “Act”), of (i) $500,000,000 in aggregate principal amount of its 0.550% notes due 2023 (the “2023 Notes”) and (ii) $500,000,000 in aggregate principal amount of its 2.550% notes due 2031 (the “2031 Notes” and together with the 2023 Notes, the “Notes”), issued pursuant to the Indenture, dated March 12, 2021 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and pursuant to the prospectus, dated March 12, 2021 (the “Base Prospectus”), as supplemented by the prospectus supplement, dated March 16, 2021 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”), relating to the registration statement on Form S-3 (No. 333-254195), filed with the Securities and Exchange Commission on March 12, 2021.

We have reviewed such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. We have assumed that all signatures are genuine, that all documents submitted to us as originals are authentic and that all copies of documents submitted to us conform to the originals.

We have assumed further that the Trustee has duly authorized, executed and delivered the Indenture.

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that, when the Notes have been (a) duly executed by the Company and authenticated by the Trustee in accordance with the Indenture and (b) duly issued and delivered against payment therefor as contemplated by the Prospectus, the Notes will constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is subject to the following qualifications. We express no opinion as to: (i) waivers of defenses, subrogation and related rights, rights to trial by jury, rights to object to venue, or other rights or benefits bestowed by operation of law; (ii) releases or waivers of unmatured claims or rights; (iii) indemnification, contribution, or exculpation provisions, or provisions for the non-survival of representations, to the extent they purport to indemnify any party against, or release or limit any party’s liability for, its own breach or failure to comply with statutory obligations, or to the extent such provisions are contrary to public policy; (iv) provisions for liquidated damages and penalties, penalty interest and interest on interest; or (v) provisions making notices effective even if not actually received.

We are members of the bar of the District of Columbia and the State of New York. We do not express any opinion herein on any laws other than the law of the State of New York.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K that will be incorporated by reference into the Registration Statement. We also hereby consent to the reference to our firm under the heading “Legal Matters” in the prospectus constituting part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Covington & Burling LLP